UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Civitas Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

17888H 103

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

CPPIB Crestone Peak Resources Canada Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Canada Pension Plan Investment Board
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,480,721
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,480,721

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,480,721
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%[1]
14	Type of Reporting Person CO

1 Calculated based on (i) the 85,110,799 shares of common stock of the issuer outstanding as of October 28, 2022, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2022, less (ii) the 4,918,032 shares of common stock repurchased by the issuer from CPPIB Crestone Peak Resources Canada Inc.

1	Names of Reporting Persons CPPIB Crestone Peak Resources Canada Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,480,721
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,480,721

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,480,721
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%[2]
14	Type of Reporting Person CO

2 Calculated based on (i) the 85,110,799 shares of common stock of the issuer outstanding as of October 28, 2022, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2022, less (ii) the 4,918,032 shares of common stock repurchased by the issuer from CPPIB Crestone Peak Resources Canada Inc.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 12, 2021 (as amended prior to the date hereof, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Civitas Resources, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

On January 27, 2023, CPPIB Crestone Peak Resources Canada Inc. (“CP Canada”) sold 4,918,032 shares of Common Stock at a price of $61.00 per share (the “Repurchase”) to the Issuer pursuant to the terms and conditions of the Share Purchase Agreement, dated as of January 24, 2023, by and between the Issuer and CP Canada (the “Share Purchase Agreement”).

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is filed as an exhibit to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof (the ownership percentages set forth below are calculated based on (i) the 85,110,799 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2022, less (ii) the 4,918,032 shares of Common Stock repurchased pursuant to the Share Purchase Agreement, which is equal to 80,192,767 shares of Common Stock outstanding immediately following the Repurchase):

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Canada Pension Plan Investment Board	16,480,721	20.6%	0	16,480,721	0	16,480,721
CPPIB Crestone Peak Resources Canada Inc.	16,480,721	20.6%	0	16,480,721	0	16,480,721

CP Canada directly owns 16,480,721 shares of Common Stock and Canada Pension Plan Investment Board (“CPPIB”) is an indirect beneficial owner of such Common Stock owned by CP Canada. CP Canada and CPPIB have shared voting power and shared dispositive power with respect to such 16,480,721 shares.

CPPIB previously beneficially owned 24,166 shares of Common Stock through CPPIB MAP Cayman SPC (“MAP”), a wholly-owned subsidiary of CPPIB, which were acquired on behalf of MAP as a result of investment activities by an investment manager unaffiliated with CPPIB who has discretionary authority in respect of such investment activities. The investment activities of such unaffiliated investment manager on behalf of MAP were previously subject to an investment management agreement where CPPIB could have potentially acquired control over such shares within a period of 60 days or less in connection with a termination of such agreement, and accordingly, CPPIB may be deemed to have had beneficial ownership of such 24,166 shares of Common Stock. However, such investment management agreement has been amended such that CPPIB no longer has the right to acquire control over such shares within a period of 60 days or less. Accordingly, CPPIB does not have voting or investment control over such shares and therefore disclaims beneficial ownership of such shares held by MAP.

(c)            Except as described in Item 4 of the Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)            None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by inserting the following information:

Item 4 above summarizes certain provisions of the Share Purchase Agreement and is incorporated herein by reference. A copy of the Share Purchase Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
3	Share Purchase Agreement, dated January 24, 2023, between Civitas Resources, Inc. and CPPIB Crestone Peak Resources Canada Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 24, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2023

Canada Pension Plan Investment Board

	By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title:	Senior Managing Director, General Counsel & Corporate Secretary

CPPIB Crestone Peak Resources Canada Inc.

	By:	/s/ Ryan Barry
	Name:	Ryan Barry
	Title:	Secretary

Schedule I

Directors and Officers of Canada Pension Plan Investment Board

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers are set forth below.

Directors of Canada Pension Plan Investment Board

Heather Munroe-Blum
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Judith Athaide
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, The Cogent Group Inc.
Citizenship: Canada

Sylvia Chrominska
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Dean Connor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

William ‘Mark’ Evans
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Ashleigh Everett
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, Royal Canadian Securities Limited
Citizenship: Canada

Tahira Hassan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada, Pakistan

John Montalbano
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Barry Perry
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Mary Phibbs
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Great Britain, Australia

Boon Sim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: United States

Kathleen Taylor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Executive Officers of Canada Pension Plan Investment Board

John Graham
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: President and Chief Executive Officer
Citizenship: Canada

Maximilian Biagosch
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Head of Europe & Direct Private Equity
Citizenship: Germany

Edwin D. Cass
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Officer
Citizenship: Canada

Andrew Edgell
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Credit Investments
Citizenship: Canada

Kristina Fanjoy
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Financial Officer
Citizenship: Canada

Frank Ieraci
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Active Equities
Citizenship: Canada

Suyi Kim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Private Equity
Citizenship: South Korea

Michel Leduc
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications
Citizenship: Canada

Geoffrey Rubin
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Strategist
Citizenship: United States

Priti Singh
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing
Citizenship: Canada

Mary Sullivan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Talent Officer
Citizenship: Canada

Agus Tandiono
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia
Citizenship: Indonesia

Patrice Walch-Watson
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary
Citizenship: Canada

Kristen Walters
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Risk Officer
Citizenship: United States

Directors and Officers of CPPIB Crestone Peak Resources Canada Inc.

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers are set forth below.

Directors of CPPIB Crestone Peak Resources Canada Inc.

Ryan Barry
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board
Citizenship: Canada

Kristina Fanjoy
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Financial Officer, Canada Pension Plan Investment Board
Citizenship: Canada

Executive Officers of CPPIB Crestone Peak Resources Canada Inc.

John Graham
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: President and Chief Executive Officer, Canada Pension Plan Investment Board
Citizenship: Canada

Ryan Barry
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board
Citizenship: Canada

Kristina Fanjoy
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Financial Officer, Canada Pension Plan Investment Board
Citizenship: Canada

Brian Savage
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Managing Director, Legal, Canada Pension Plan Investment Board
Citizenship: Canada